UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 8)*

                    Under the Securities Exchange Act of 1934

                            Meadow Valley Corporation
                         -------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         -------------------------------
                         (Title of Class of Securities)

                                    583185103
                                 --------------
                                 (CUSIP Number)

                                 Steven D. Hill
                              4005 Industrial Road
                             Las Vegas, Nevada 89103
                             Telephone 702-893-6557
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 31, 2003
              -----------------------------------------------------
             (Date of Event that Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)     Names and I.R.S. Identification Numbers of Reporting Person

                Steven D. Hill

(2)     Check the Appropriate Box if a Member of a Group              (a)  / /
                                                                      (b)  /X/
(3)     SEC Use Only

(4)     Source of Funds

                OO

(5)     Check Box if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)                                                 / /

(6)     Citizenship or Place of Organization

                United States of America

                         (7)     Sole Voting Power Number of
          Shares                     51,230
       Beneficially
         Owned By        (8)     Shared Voting Power
          Each                       0
        Reporting
         Person          (9)     Sole Dispositive Power
          With                       51,230

                         (10)    Shared Dispositive Power
                                     0

(11)    Aggregate Amount Beneficially Owned by Each Reporting Person
                51,230(1)

(12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares  / /

(13)    Percent of Class Represented by Amount in Row (11)

                1.42%(2)

(14)    Type of Reporting Person

                IN

--------
(1) Consists of 51,250 shares held of record by Mr. Hill.
(2) These percentages reflect the percentage share ownership with respect to 3,601,250 shares, the number of shares of Issuer's common stock outstanding as of November 12, 2003, as reported by Issuer in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2003.

(1)     Names and I.R.S. Identification Numbers of Reporting Person

                Silver State Materials Corp.

(2)     Check the Appropriate Box if a Member of a Group              (a)  / /
                                                                      (b)  /X/
(3)     SEC Use Only

(4)     Source of Funds

                n/a

(5)     Check Box if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)                                                 / /

(6)     Citizenship or Place of Organization

                Nevada

                         (7)     Sole Voting Power Number of
          Shares                     0
       Beneficially
         Owned By        (8)     Shared Voting Power
          Each                       0
        Reporting
         Person          (9)     Sole Dispositive Power
          With                       0

                         (10)    Shared Dispositive Power
                                     0

(11)    Aggregate Amount Beneficially Owned by Each Reporting Person
                -0-

(12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares  / /

(13)    Percent of Class Represented by Amount in Row (11)

                -0-%

(14)    Type of Reporting Person

                CO

----------
(1) These percentages reflect the percentage share ownership with respect to 3,601,250 shares, the number of shares of Issuer's common stock outstanding as of November 12, 2003, as reported by Issuer in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2003.

(1)     Names and I.R.S. Identification Numbers of Reporting Person

                Cyrus W. Spurlino

(2)     Check the Appropriate Box if a Member of a Group              (a)  / /
                                                                      (b)  /X/
(3)     SEC Use Only

(4)     Source of Funds

                PF

(5)     Check Box if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)                                                 / /

(6)     Citizenship or Place of Organization

                United States of America

                         (7)     Sole Voting Power Number of
          Shares                     498,870
       Beneficially
         Owned By        (8)     Shared Voting Power
          Each                       0
        Reporting
         Person          (9)     Sole Dispositive Power
          With                       498,870

                         (10)    Shared Dispositive Power
                                     0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                498,870 (1)

(12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares  / /

(13)    Percent of Class Represented by Amount in Row (11)

                13.85%(2)

(14)    Type of Reporting Person

                IN

----------
(1) Includes 498,870 shares held of record by Mr. Spurlino.
(2) These percentages reflect the percentage share ownership with respect to 3,601,250 shares, the number of shares of Issuer's common stock outstanding as of November 12, 2003, as reported by Issuer in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2003.

Item 1.  Security and Issuer.

         This statement relates to shares of Common Stock, par value $0.001 per share (the "Common Stock"), of Meadow Valley Corporation (the "Issuer"), a Nevada corporation. The principal executive offices of the Issuer are located at 4411 South 40th St., Suite D-11 Phoenix, Arizona 85040.

Item 2.  Identity and Background.

         This statement is filed pursuant to Regulation 13D-G of the General Rules and Regulations under the Act, by the following: Steve D. Hill, an individual ("Hill"), Silver State Materials Corp., a Nevada corporation ("SSMC") and Cyrus W. Spurlino, an individual ("Spurlino"). Hill, SSMC and Spurlino are making this Amendment No. 8 to Schedule 13D (this "Amendment") to amend the
Schedule 13D of SSMC and Mr. Spurlino as filed with the Securities and Exchange Commission on September 21, 2000 and as amended on December 8, 2000 ("Amendment No. 1"), on December 15, 2000 ("Amendment No. 2"), February 6, 2001 ("Amendment No. 3") November 15, 2001 ("Amendment No. 4"), November 20, 2001 ("Amendment No. 5"), December 12, 2001 ("Amendment No. 6") and February 28, 2002 (together the "Schedule 13D"). This Amendment No. 8 is filed for the purpose of amending Items 3, 4, 5, and 6 to reflect a change in beneficial ownership resulting principally from the sale by SSMC of 90% of its Common Stock of the Issuer to Spurlino and 10% of its Common Stock of the Issuer to Hill. From and after the date of this Report, only Spurlino remains as a Reporting Person.

         (a) - (e) Except as noted above, as reported on the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 of the Schedule 13D is hereby amended by to read in its entirety as follows:

              "The funds used by Spurlino and Hill to acquire the Common Stock from SSMC were the personal funds of Spurlino and Hill respectively."

Item 4.  Purpose of Transaction.

         "Item 4 is hereby amended to read in its entirety as follows:

              Spurlino, the only remaining Reporting Person, acquired and continues to hold the shares of Common Stock reported herein for investment purposes.

              Spurlino intends to review continuously his equity position in the Issuer. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, Spurlino may determine to increase or decrease his equity interest in the Issuer by acquiring additional shares of Common Stock or by disposing of all or a portion of his holdings, subject to any applicable legal and contractual restrictions on his ability to do so.

              Except as disclosed in this Item 4, Spurlino has no current plans or proposals that relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of
              Schedule 13D, although he reserves the right to consider and reconsider any and all of such actions or events and to develop such plans or proposals in the future."

Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended to read in is entirety as follows:

         "(a) -(b) Aggregate Number and percentage of shares of common stock owned.

         Sole Voting Power                   498,870                13.85%

         Shared Voting Power                       0                  0.0%

         Sole Dispositive Power              498,870                13.85%

         Shared Dispositive Power                  0                  0.0%

                                            --------                ------

         Total Beneficial Ownership          498,870                13.85%

         The 498,870 shares of Common Stock held by Spurlino represent approximately 13.85% of the total number of outstanding shares of Common Stock. These percentages reflect the percentage share ownership with respect to 3,601,250 shares, the number of shares of Issuer's Common Stock outstanding as of November 12, 2003, as reported by Issuer in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2003.

         (c) During the last sixty days, Spurlino, Hill and SSMC have not engaged in any transactions in the Common Stock except as follows:


 Date             Bought/    No. Of     Price Per Share    Total Purchase    Where and How
                  old        Shares     (net of            Price (net of     Transaction
                                        commissions*)      commissions*)     Effected
Spurlino
Transactions
12/22/03          Sold       5,000      $1.5058*           $7,529.01*        Through broker in
                                                                             OTC market

12/22/03          Sold       5,000      $1.4939*           $7,469.51*        Through broker in
                                                                             OTC market

12/31/03          Bought     461,070    $2.70              $1,244,889        Private
                                                                             transaction--purchase
                                                                             from SSMC
HILL TRANSACTION
12/31/03          Bought     51,230     $2.70              $138,321          Private
                                                                             transaction--purchase
                                                                             from SSMC
SSMC TRANSACTIONS
12/31/03          Sold       461,070    $2.70              $1,244,889        Private
                                                                             transaction--sale
                                                                             to Spurlino

12/31/03          Sold       51,230     $2.70              $138,321          Private
                                                                             transaction--sale
                                                                             to Hill


         (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any of the Reporting Persons.

         (e) On December 31, 2003, each of SSMC and Hill ceased to be a beneficial owner of more than five percent of the Common Stock of the Issuer.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect To Securities of the Issuer.

         Item 6 is hereby amended be adding, at the end thereof, the following:

         "The letter of intent previously reported between SSMC and the Issuer was terminated by the Issuer."

Item 7.  Material to be Filed as Exhibits.

         None.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: January 5, 2004

                                          STEVEN D. HILL,
                                          An Individual

                                          By: /s/ Steven D. Hill
                                          ----------------------------
                                          Steven D. Hill


                                          SILVER STATE MATERIALS CORP.

                                          By: /s/ Steven D. Hill
                                          ----------------------------
                                          Steven D. Hill,
                                          Its President

                                          CYRUS W. SPURLINO
                                          An individual

                                          By: /s/ Steven D. Hill
                                          ----------------------------
                                          Steven D. Hill,
                                          Attorney-in-Fact for
                                          Cyrus W. Spurlino,
                                          an individual(1)

----------
(1) On December 21, 2000, Cyrus W. Spurlino executed a power of attorney appointing Steven D. Hill to be attorney-in-fact for Mr. Spurlino.